Exhibit (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of EMCORE Corporation. The Offer (as defined below) is made only pursuant to the Offer to Purchase, dated May 15, 2015, the related Letter of Transmittal, and other related materials. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of common stock residing in any jurisdiction within the United States in which the making of the Offer or the acceptance of shares of common stock pursuant to the Offer would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, “blue sky,” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of EMCORE Corporation by the Dealer Manager (as defined below) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

EMCORE Corporation

of Up to $45,000,000 of Shares of Its Common Stock

at a Purchase Price

Not Greater than $6.75 per Share

nor Less than $6.25 per Share

EMCORE Corporation, a New Jersey corporation (the “Company”), is offering to purchase shares of its common stock, no par value per share (the “Shares”), up to an aggregate purchase price of $45 million at a price not greater than $6.75 per Share nor less than $6.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 15, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 15, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine a single per Share purchase price, not greater than $6.75 nor less than $6.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of Shares properly tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price (in increments of $0.10) within the price range specified above that will allow it to purchase Shares having an aggregate purchase price of $45 million. If, based on the purchase price determined by the Company, Shares having an aggregate purchase price of less than $45 million are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow the Company to buy all the Shares that are properly tendered and not properly withdrawn before the Offer expires. All Shares that the Company purchases in the Offer will be acquired at the same purchase price regardless of whether any shareholder tenders at a lower price. Only Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration, and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the purchase price if, based on the purchase price determined by the Company, Shares having an aggregate purchase price in excess of $45 million are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering shareholders at the Company’s expense promptly after the expiration time of the Offer. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the aggregate purchase price payable for Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the aggregate purchase price payable for Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

As of  May 1, 2015, there were, in the aggregate, 32,296,486 issued and outstanding Shares, excluding 39,795 Shares held in treasury. At the maximum purchase price of $6.75 per Share, the Company could purchase 6,666,666 Shares if the Offer is fully subscribed, which would represent approximately 20.64% of the issued and outstanding Shares as of May 1, 2015. At the minimum purchase price of $6.25 per Share, the Company could purchase 7,200,000 Shares if the Offer is fully subscribed, which would represent approximately 22.29% of the issued and outstanding Shares as of  May 1, 2015. The Shares are listed and traded on the NASDAQ under the symbol “EMKR.” Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time of the Offer.

The Offer will expire at 5:00 P.M., New York City time, on Monday, June 15, 2015, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term “expiration time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender Shares must specify the price or prices, not greater than $6.75 nor less than $6.25 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, shareholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer, which could result in the tendering shareholder receiving the minimum price of $6.25 per Share. See the Offer to Purchase for recent market prices for the Shares. Shareholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Shares having an aggregate purchase price in excess of $45 million (or such greater amount as the Company may elect, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the expiration time of the Offer, the Company will purchase Shares as follows:

•                  first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration time of the Offer;

•                  second, from all other shareholders who properly tender Shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration time of the Offer, on a pro rata basis (except for shareholders who tendered Shares conditionally for which the condition was not initially satisfied) with appropriate adjustment to avoid purchases of fractional Shares; and

•                  third, only if necessary to permit the Company to purchase Shares having an aggregate purchase price of $45 million (or such greater amount as the Company may elect, subject to applicable law), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price and not properly withdrawn, by random lot, to the extent feasible. To be eligible for their Shares to be purchased by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration, and conditional tender provisions of the Offer, Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Shares for payment pursuant to the Offer.

Shareholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

On the terms and subject to the conditions of the Offer, the Company will accept for purchase and pay a single per Share purchase price for all of the Shares accepted for payment pursuant to the Offer promptly after the expiration time of the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (iii) any other documents required by the Letter of Transmittal.

The preliminary results of any proration will be announced by press release on the business day following the expiration time of the Offer.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the expiration time of the Offer and, unless such Shares have been accepted for payment as provided in the Offer, shareholders may also withdraw their previously tendered Shares at any time after 5:00 P.M., New York City time, on Tuesday, July 14, 2015. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn. If certificates for Shares to be withdrawn have been delivered to the Depositary, then, prior to the release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been tendered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity, including the time of receipt, of notices of withdrawal, and each such determination will be final and binding on all parties. None of the Company, B. Riley & Co., LLC, as dealer manager for the Offer (the “Dealer Manager”), the Depositary, MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company is making the Offer because its Board of Directors believes that the modified Dutch auction tender offer set forth in the Offer to Purchase represents a mechanism to provide the Company’s shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Board of Directors believes that the Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if the Company completes the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations. The Board of Directors believes that the all-cash Offer is an effective way for the Company to return to its shareholders a significant portion of the proceeds it received from the recent sale of its Photovoltaics business to SolAero Technologies Corp. (f/k/a Photon Acquisition Corporation), as well as the recent sale of its Digital Products business to NeoPhotonics Corporation.

The Offer also provides shareholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. However, shareholders who hold Shares through nominees are urged to consult their nominees to determine whether transaction costs may apply if shareholders tender Shares through the nominees and not directly to the Depositary. Furthermore, “odd lot” holders who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer also will avoid any “odd lot” discounts that might otherwise be applicable to sales of their Shares.

Generally, a U.S. Holder (as defined below) will be subject to U.S. federal income taxation and applicable withholding with respect to cash received in exchange for the Shares the shareholder tenders in the Offer. The cash received for tendered Shares will generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by the Company or as a distribution from the Company in respect of Shares, as described in Section 14 of the Offer to Purchase. A Non-U.S. Holder (as defined below) may be subject to income or withholding taxes upon the disposition of Shares pursuant to the Offer. The Depositary intends to withhold at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on all payments to Non-U.S. Holders. Non-U.S. Holders may be eligible for a refund of amounts withheld to the extent consideration received is in respect of a sale or exchange of Shares or is otherwise not subject to withholding tax. As described in Section 14 of the Offer to Purchase, the number of Shares that the Company will purchase from a shareholder pursuant to the Offer may affect the U.S. federal income tax consequences to the shareholder of the purchase, and therefore, will be relevant to a shareholder’s decision whether to tender Shares. Accordingly, all shareholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult with their tax advisors regarding the U.S. federal income tax consequences of participating in the Offer.

A “U.S. Holder” is a beneficial owner of Shares that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

The Company’s Board of Directors has approved making the Offer. However, none of the Company, any member of its Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which shareholders may choose to tender their Shares. None of the Company, any member of its Board of Directors, the Dealer Manager, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Shareholders must decide whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which to tender. In doing so, shareholders should consult with their financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. Mr. Becker has informed the Company that Becker Drapkin Management, L.P. intends to tender an amount of Shares during the Offer that will result in its percentage ownership of the Company following the Expiration Date of the Offer remaining substantially equivalent to its percentage ownership of the Company immediately preceding the Offer. Mr. Bogomolny and Mr. Domenik have informed the Company that they each intend to tender a portion of the Shares beneficially owned by them. The Company’s remaining directors and executive officers have advised the Company that they do not currently intend to tender Shares in the Offer. The equity ownership of the Company’s directors, executive officers and affiliates who do not tender their Shares in the Offer will proportionately increase as a percentage of the Company’s outstanding common stock following the consummation of the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks, trust companies and other nominees and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of May 14, 2015. The Offer is explained in more detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of

Transmittal, the Notice of Guaranteed Delivery and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, California 90025
 (310) 966-1444

May 15, 2015